UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(MARK ONE)
☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-11178
Full title of the plan and the address of the plan, if different from that of the issuer named below:
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REVLON, INC.
237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2009 and 2008

EXHIBITS	Description
23-1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the Plan’s basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 22, 2010

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
Investments:
Equity securities	$1,884	$763
Mutual funds	84,147	64,583
Money market fund	—	1
Stable value fund (Note 4)	26,492	25,723
Loans to participants	2,491	2,482

Net investments	115,014	93,552

Receivables:
Employer contributions	—	81
Employee contributions	—	231
Accrued interest	—	6

Total receivables	—	318

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in stable value fund (Note 4)	333	1,044

Net assets available for benefits	$115,347	$94,914

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
Additions to net assets attributable to:
Investment income:
Dividends	$1,985	$4,671
Interest	174	206
Net appreciation (depreciation) in fair value of investments	22,233	(44,518)

Total investment income (loss)	24,392	(39,641)

Contributions:
Employees	7,197	7,970
Employer matching	2,411	2,730

Total contributions	9,608	10,700

Total additions (reductions)	34,000	(28,941)

Deductions from net assets attributable to:
Distributions and withdrawals	(13,536)	(12,130)
Loan fees	(31)	(25)

Total deductions	(13,567)	(12,155)

Increase (decrease) in net assets available for benefits	20,433	(41,096)
Net assets available for benefits:
Beginning of year	94,914	136,010

End of year	$115,347	$94,914

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

NOTE 1	Description of the Plan
The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions, which prevail in all cases.
(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003, a discretionary employer contribution component was added to the Plan to enable the Company, should it elect to do so, to make discretionary contributions to the Plan. Effective December 31, 2009, a discretionary profit sharing component was added to the Plan to enable the Company, should it elect to do so, to make discretionary profit sharing contributions to the Plan.

(b)	Administration of the Plan

The Plan Administrator is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed New England Pension Consultants, LLC, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

In 2009 and 2008, the Plan’s record-keeper for the Plan’s assets was Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), and the Plan’s trustee was Fidelity Management Trust Company (“Fidelity Trust”).

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation, subject to certain IRS rules concerning income ceiling limitations and certain maximum contribution restrictions. Highly compensated employees (which for 2009 included employees with annual earnings of $105,000 or more earned in 2008) were restricted to a maximum contribution of 6% in 2009.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,500 in 2009) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of his or her eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested as directed by each Plan participant.

Effective January 1, 1997, the Company may make profit sharing contributions (the “1997 Profit Sharing Contribution Program”) for profit sharing eligible employees. Under the 1997 Profit Sharing Contribution Program, the amount of the Company’s profit sharing contributions, if any, to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions, if any (there were none in 2009 and 2008), under the 1997 Profit Sharing Contribution Program are invested in accordance with each Plan participant’s instructions.

Effective January 1, 2003, the Company may make discretionary contributions (the “2003 Discretionary Employer Contribution Program”) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner. Discretionary employer contributions, if any (there were none in 2009 and 2008), under the 2003 Discretionary Employer Contribution Program are invested in accordance with each Plan participant’s instructions, regardless of the form in which the contributions are made.

The Plan was amended in May 2009, effective December 31, 2009, to provide that the Company may make discretionary profit sharing contributions (the “2009 Discretionary Profit Sharing Contribution Program”) should it elect to do so, in any given year. The Company will determine in the fourth quarter of each year whether to make such a discretionary profit sharing contribution and, if so, to what extent, profit sharing contributions would be made for the following year under the 2009 Discretionary Profit Sharing Contribution Program. During any given year, profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program remain at the Company’s discretion. In December 2009, the Company announced that the discretionary profit sharing contribution under the 2009 Discretionary Profit Sharing Contribution Program during 2010 will be 5% of each Plan participant’s eligible compensation, which the Company intends to credit on a quarterly basis. Profit sharing contributions, if any, under the 2009 Discretionary Profit Sharing Contribution Program are invested in accordance with each Plan participant’s instructions. As the 2009 Discretionary Profit Sharing Contribution Program was not effective until December 31, 2009, there were no profit sharing contributions in 2009.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time (the “Securities Trading Policy”). Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

Employee contributions are timely deposited in a trust fund and invested in the investment funds referred to in Note 3, “Investments,” in accordance with each Plan participant’s direction.

(d)	Eligibility

Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title “On-Call Distribution” or “On-Call Warehouse;” (v) employees who are interns; (vi) independent contractors; (vii) leased employees; and (viii) non-resident aliens.

To be eligible for a profit sharing contribution under the 1997 Profit Sharing Contribution Program, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (i) not participate in any other sales or management incentive program offered by the Company; (ii) complete at least 1,000 hours of service during such Plan year; and (iii) be actively employed by the Company on the last day of such Plan year.

To be eligible for a contribution under the 2003 Discretionary Employer Contribution Program, an employee must be an eligible employee and be included in a non-discriminatory group of Plan participants. A non-discriminatory group of Plan participants generally includes non-highly compensated employees.

All employees eligible to participate in the Plan are eligible for profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program immediately upon hire, provided that they are at least age 18, and regardless of whether they contribute to the Plan.

(e)	Loans to Plan Participants

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
A Plan participant may borrow up to 50% of his or her vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For the 2009 and 2008 Plan years, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the first business day of the month in which the loan was made. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans under the Plan, including interest, are repaid through payroll deductions except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Fidelity, and are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant’s account.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in the Company’s matching contributions and profit sharing contributions under the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program after one year of service. Profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program are fully vested immediately upon being credited into a plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest to occur of (i) reaching age 65, (ii) termination of employment on account of disability (as defined in the Plan), (iii) death while employed by the Company, or (iv) termination of the Plan.

(g)	Forfeitures

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan and to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $7,229 and $18,859 in 2009 and 2008, respectively. The Company uses forfeitures from the current year as well as any unused forfeitures from prior years to reduce annual contributions to the Plan. The Plan used $8,808 of the aggregate forfeitures to reduce 2009 Company contributions under the Plan.

(h)	Distribution of Benefits

Upon termination of employment, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.

NOTE 2	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b)	Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued an update to the guidance under the Accounting Standards Codification, Fair Value Measurements and Disclosures topic (the “Fair Value Measurements and Disclosures Topic”) for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying circumstances that indicate a transaction is not orderly. The provisions for the Fair Value Measurements and Disclosures Topic update are effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the update to the Fair Value Measurements and Disclosures Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB Accounting Standards Codification (the “Subsequent Events Topic”) to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the Subsequent Events Topic sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The provisions of the Subsquent Events Topic are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the provisions of the Subsequent Events Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In January 2010, the FASB issued another update to the Fair Value Measurements and Disclosures Topic requiring: (i) separate disclosure of significant transfers between Level 1 and Level 2 assets and liabilities and the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances and net settlements within Level 3 assets and liabilities; (iii) disclosure regarding the fair value measurement for each class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The provisions of this update to the Fair Value Measurements and Disclosures Topic are effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company will adopt the provisions of this update to the Fair Value Measurements and Disclosures Topic effective as of January 1, 2010 and expects that its adoption will not have a material effect on the Plan.

(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions (reductions) and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(d)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during 2009 as such expenses (excluding loan fees, which were borne by participants with loans in accordance with the terms of the Plan) were paid by Products Corporation. Expenses relating to short-term trading fees, investment fees and loan fees are charged against the Plan participants’ investment balances.

(e)	Fully Benefit-Responsive Investment Contracts

In accordance with related accounting guidance, the Plan must present the fully benefit-responsive investment contracts in the stable value fund at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits.

(f)	Investments Valuation and Income Recognition

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated as the difference between the proceeds from sales and the related investment’s fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(g)	Participant Loans

Participant loans are stated at fair value.

NOTE 3	Investments
As of December 31, 2009, the Plan’s investment options consisted of: (i) twenty one mutual funds, including ten mutual funds with various investment and income objectives and eleven “Freedom Funds” offered by Fidelity, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date, (ii) the Revlon Common Stock Fund, consisting solely of Revlon, Inc.’s Class A common stock and (iii) the Fidelity Managed Income Portfolio II — Class 1, which invests in short-term bonds and other fixed income securities and may hold investments in guaranteed investment contracts.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

Included in the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008 are the following investments, each stated at fair value:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

	December 31,
	2009		2008
	(Dollars in thousands)
Equity Securities:
Revlon, Inc. Class A Common Stock Fund	$1,884		$763

Mutual Funds:
Fidelity Growth Company Fund	18,080	*	13,716	*
Spartan US Equity Index Fund — Investor Class	2,175		1,820
Artisan Mid Cap Fund — Investor Class	8,285	*	5,657	*
Vanguard Small Cap Value Index	974		—
MSIF, Inc. — Emerging Markets Portfolio — Class A	3,509		1,736
Dodge & Cox Stock Fund	15,667	*	12,944	*
Evergreen Small Cap Value Fund — Institutional Class	—		770
American Funds EuroPacific Growth Fund — Class R4	7,876	*	6,046	*
PIMCO Total Return Fund — Institutional Class	4,946		3,878
PIMCO High Yield Fund — Institutional Class	1,936		1,015
Fidelity Freedom Income Fund	143		58
Fidelity Freedom 2005 Fund	506		463
Fidelity Freedom 2010 Fund	1,316		1,222
Fidelity Freedom 2015 Fund	6,074	*	5,765	*
Fidelity Freedom 2020 Fund	4,215		3,521
Fidelity Freedom 2025 Fund	2,494		2,002
Fidelity Freedom 2030 Fund	2,702		1,911
Fidelity Freedom 2035 Fund	1,630		1,081
Fidelity Freedom 2040 Fund	1,221		782
Fidelity Freedom 2045 Fund	264		113
Fidelity Freedom 2050 Fund	134		83

Total Mutual Funds	84,147		64,583

Stable Value Fund:
Fidelity Managed Income Portfolio II — Class 1	26,492	*	25,723	*

Money Market Fund:
Fidelity Retirement Money Market Fund	—		1

Loans to participants	2,491		2,482

Total Investments	$115,014		$93,552

*	These investments represent 5% or more of the Plan’s net assets available for benefits.
The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (the “Fair Value Measurements and Disclosures Topic”) requires the categorization of assets and liabilities into three levels based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:
•	Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.
As of December 31, 2009, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,884	$1,884	$—	$—
Mutual funds:
U.S. large cap equities	35,922	35,922	—	—
U.S. small/mid cap funds	9,259	9,259	—	—
Target date blended funds	20,699	20,699	—	—
International equities	7,876	7,876	—	—
Emerging market equities	3,509	3,509	—	—
Corporate bonds	4,004	4,004	—	—
Government bonds	2,878	2,878	—	—
Stable value fund:
Corporate bonds	9,352	—	9,352	—
Government bonds	14,491	—	14,491	—
Cash and cash equivalents	2,649	—	2,649	—
Loans to participants	2,491	—	—	2,491

Total assets at fair value	$115,014	$86,031	$26,492	$2,491

As of December 31, 2008, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Equity securities	$763	$763	$—	$—
Mutual funds	64,583	64,583	—	—
Stable value fund	25,723	—	25,723	—
Money market fund	1	1	—	—
Loans to participants	2,482	—	—	2,482

Total assets at fair value	$93,552	$65,347	$25,723	$2,482

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2008 and 2009, respectively:

(Dollars in thousands)	Level 3
Loans to Participants:
Balance, January 1, 2008	$2,601
Realized gains (losses)	—
Unrealized gains (losses) related to instruments held at December 31, 2008	—
Purchases, sales, issuances and settlements, net	(119)

Balance, December 31, 2008	2,482
Realized gains (losses)	—
Unrealized gains (losses) related to instruments held at December 31, 2009	—
Purchases, sales, issuances and settlements, net	9

Balance, December 31, 2009	$2,491

The following information represents the Plan’s investment income (loss) for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
	(Dollars in thousands)
Net appreciation (depreciation) in fair value of investments:
Equity securities	$1,292	$(576)
Mutual funds	20,941	(43,942)

Net appreciation (depreciation) in fair value of investments	22,233	(44,518)

Dividends	1,985	4,671
Participant loan interest	174	206

Total investment income (loss)	$24,392	$(39,641)

NOTE 4	Stable Value Fund

The Plan participants have invested in the Fidelity Managed Income Portfolio II – Class 1 fund (the “Managed Income Portfolio”), which, at December 31, 2009, held investments in synthetic guaranteed investment contracts (“synthetic GICs”), all of which are fully benefit-responsive. A fully benefit-responsive investment contract guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that will not be less than zero) and (ii) Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Managed Income Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs’ issuers are contractually obligated to repay the principal and a specified interest rate to the Plan.

The Plan participants’ investment in the Managed Income Portfolio is stated at fair value on the Statements of Net Assets Available for Benefits, as determined by the trustee; with an adjustment to contract value as such investments are fully benefit-responsive investment contracts.

The fair value of the Managed Income Portfolio is equal to the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the Managed Income Portfolio at December 31, 2009 and 2008 was $26,491,687 (which consisted of $26,463,219 fair value of the

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
underlying investments and a $28,468 wrap contract rebid value) and $25,723,320 (which consisted of $25,699,437 fair value of the underlying investments and a $23,883 wrap contract rebid value), respectively.

Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate the permitted transactions under the terms of the Plan. In determining the net assets available for benefits, the synthetic GICs portion of the Managed Income Portfolio is recorded at contract value, which is equal to contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the Managed Income Portfolio at December 31, 2009 and 2008 was $26,824,531 and $26,767,182, respectively. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average annual yields based on annualized earnings for the underlying investments in the Fidelity Managed Income Portfolio II were 2.74% and 3.40% for the years ended December 31, 2009 and 2008, respectively. The crediting interest rates based on the interest rates credited to participants for the underlying investments in the Fidelity Managed Income Portfolio II were 1.53% and 3.48% for the years ended December 31, 2009 and 2008, respectively. Crediting interest rates are generally reviewed on a quarterly basis for resetting. There is no relationship between future crediting interest rates and the adjustment to contract value reported in the Statement of Net Assets Available for Benefits.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, may limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator does not believe the occurrence of such events, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable. The synthetic GICs do not permit the insurance companies, which guarantee such contracts, to terminate the contract prior to the scheduled maturity date.

Effective March 1, 2010, the Plan’s Investment Committee terminated the Managed Income Portfolio as an investment option available under the Plan and replaced it with the Fidelity Retirement Government Money Market Portfolio (the “Money Market Portfolio”). Plan participants are not permitted to make direct exchanges from the Managed Income Portfolio to the Money Market Portfolio as they are considered to be “competing” funds; rather, Plan participants must first exchange to a “noncompeting” fund for 90 days before exchanging into the Money Market Portfolio.

NOTE 5	Risks and Uncertainties

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors,

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

NOTE 6	Plan Termination

Products Corporation has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law and non-material and ministerial amendments to the Administrative Committee. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 7	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. The letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. In the opinion of Products Corporation in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

NOTE 8	Related Party Transactions

In 2009 and 2008, the Plan’s record-keeper for the Plan’s assets was Fidelity, and the Plan’s trustee was Fidelity Trust. In November 2009, subsequent to Revlon, Inc.’s consummation of its voluntary exchange offer (as amended, the “Exchange Offer”), FMR, LLC, an affiliate of Fidelity, filed a Schedule 13G/A with the SEC disclosing that they ceased to own any shares of Revlon, Inc.’s Class A common stock. Subsequently, Fidelity advised the Company that, as of the April 8, 2010 record date for Revlon, Inc.’s 2010 Annual Stockholders’ Meeting, FMR, LLC (singly or together with other affiliates of Fidelity) owned 8,233,526 shares of Revlon, Inc.’s outstanding Class A common stock and Revlon, Inc.’s Series A preferred stock, in the aggregate, representing approximately 9.2% of Revlon, Inc.’s issued and outstanding shares of voting capital stock at such date. FMR, LLC beneficially owned more than 5% of Revlon, Inc.’s Class A Common Stock throughout 2008 (based solely on the Schedule 13G/A, dated and filed with the SEC on February 17, 2009 and reporting share ownership as of December 31, 2008.)

Fidelity Trust also acted as trustee for the Plan during 2009 and 2008, for which it was paid approximately $5,000 per year to administer the Plan. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services performed for its clients and were paid entirely by Products Corporation. As set forth above in Note 3, “Investments,” various Fidelity-sponsored investment funds are available as investment options for participants under the Plan.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
As of December 31, 2009, Products Corporation paid Fidelity Trust $231,800 to provide routine administrative services and record-keeping to the Plan in connection with administering Revlon, Inc.’s Exchange Offer. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Products Corporation. The Plan did not pay any portion of these fees.

As of December 31, 2009, the Plan held investments of $1,884,245, or 110,741 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $17.01 per share on December 31, 2009), which at that date was approximately 2% of the Plan’s total assets.

NOTE 9	Reconciliation of Financial Statements to Form 5500

The Plan’s fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. (See Note 2(f), “Summary of Significant Accounting Policies – Investments Valuation and Income Recognition”.) The following is a reconciliation of the Plan’s net assets reported in the Plan’s financial statements (which includes the investment contracts reported at contract value) to the Plan’s net assets reported in the Plan’s Form 5500 for the years ended December 31, 2009 and 2008 (which includes the investment contracts reported at fair value):

	December 31,
	2009	2008
	(Dollars in thousands)
Net assets available for benefits per financial statements	$115,347	$94,914
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(333)	(1,044)
Adjustment for other receivable(a)	4	—

Net assets available for benefits per Form 5500 Schedule of Assets (Held at the End of the Year)	$115,018	$93,870

(a)	In 2009, there was a $4 participant payment on a loan subsequent to the date in which the loan was deemed distributed.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following is a reconciliation of the Plan’s change in net assets available for benefits reported in the Plan’s financial statements for the years ended December 31, 2009 and 2008 to the Plan’s change in net assets available for benefits reported in the Plan’s Form 5500 for such years:

	December 31,
	2009	2008
	(Dollars in thousands)
Increase (decrease) in net assets available for benefits per financial statements	$20,433	$(41,096)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	(333)	(1,044)
Prior year	1,044	194
Adjustment for other receivable(a)	4	—

Increase in net assets available for benefits per Form 5500	$21,148	$(41,946)

(a)	In 2009, there was a $4 participant payment on a loan subsequent to the date in which the loan was deemed distributed.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	(b)	(c)
	Identity of issuer, borrower,	Description of investment including maturity date, rate of	(d)	(e)
(a)	lessor or similar party	interest, collateral, par, or maturity value	Cost	Market Value
*	Fidelity Management Trust Company	Fidelity Growth Company Fund, 262,110 shares (mutual fund)	**	$18,080,314
*		Fidelity Managed Income Portfolio II – Class 1, 26,824,531 shares (stable value fund)	**	26,491,687
*		Fidelity Freedom Income Fund, 13,325 shares (mutual fund)	**	143,112
*		Fidelity Freedom 2005 Fund, 50,439 shares (mutual fund)	**	505,905
*		Fidelity Freedom 2010 Fund, 105,157 shares (mutual fund)	**	1,315,512
*		Fidelity Freedom 2015 Fund, 582,882 shares (mutual fund)	**	6,073,634
*		Fidelity Freedom 2020 Fund, 335,830 shares (mutual fund)	**	4,214,663
*		Fidelity Freedom 2025 Fund, 239,992 shares (mutual fund)	**	2,493,520
*		Fidelity Freedom 2030 Fund, 218,083 shares (mutual fund)	**	2,702,051
*		Fidelity Freedom 2035 Fund, 158,906 shares (mutual fund)	**	1,630,371
*		Fidelity Freedom 2040 Fund, 170,492 shares (mutual fund)	**	1,220,721
*		Fidelity Freedom 2045 Fund, 31,174 shares (mutual fund)	**	264,042
*		Fidelity Freedom 2050 Fund, 16,025 shares (mutual fund)	**	133,805
*		Spartan US Equity Index Fund – Investor Class, 55,170 shares (mutual fund)	**	2,175,367

				67,444,704
	Artisan Funds, Inc.	Artisan Mid Cap Fund – Investor Class, 324,152 shares (mutual fund)	**	8,285,335

	Vanguard U.S. Stock Index Small - Capitalization Funds	Vanguard Small Cap Value Index Fund, 74,595 shares (mutual fund)	**	974,210

	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio – Class A, 151,996 shares (mutual fund)	**	3,509,590

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 162,963 shares (mutual fund)	**	15,667,265

	PIMCO Funds: Pacific Investment Management Series	PIMCO Total Return Fund – Institutional Class, 220,014 shares (mutual fund)	**	1,936,123

		PIMCO High Yield Fund – Institutional Class, 457,934 shares (mutual fund)	**	4,945,682

	American Funds Distributors	EuroPacific Growth Fund – Class R4, 208,810 shares (mutual fund)	**	7,876,293

*	Revlon, Inc.	Revlon Common Stock Fund, 110,741 shares (equity security)	**	1,884,245

	Loans to participants	Loans to participants at interest rates, ranging from 4.00% to 9.50%, with maturities through 2024	**	2,494,675

	Total Investments			$115,018,122

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
Note: See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By	/s/ Helene S. Pliner
Helene S. Pliner
Member of the Plan’s Administrative Committee Dated: June 22, 2010

List of Exhibits on Form 11-K

Exhibits	Description
23.1	Consent of Independent Registered Public Accounting Firm